Exhibit 99.1

SANDSTORM GOLD PROVIDES ASSET UPDATES, REPORTS 9.5 METRES OF 49.6 G/T GOLD AT HOT MADEN SOUTH ZONE

Vancouver, British Columbia — September 12, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide select updates from its royalty properties including drill results from the Hot Maden project in Turkey (“Hot Maden”), as well as an activity report related to the Company’s Normal Course Issuer Bid (“NCIB”).

—  Hot Maden Drill Results

Exploration and infill drilling at Hot Maden is ongoing and a total of 19,003 metres in 52 drill holes has been completed in 2017. Recent results reported by Lidya Madencilik, Sandstorm’s 70% partner, include significant gold, copper, and zinc intercepts from the South Zone and Russian Old Workings Zone. A number of the intercepts are outside of the current resource area and represent new target discoveries indicating the potential for additional resources. Drill highlights include:

South Zone

•	HTD-144: 38.2 metres of 4.2 g/t gold and 0.79% copper from 91.8 metres including:
o	12.8 metres of 11.6 g/t gold and 1.20% copper;
•	HTD-143: 9.5 metres of 49.6 g/t gold and 0.39% copper from 460.0 metres including:
o	6.0 metres of 76.6 g/t gold and 0.47% copper;
•	HTD-140: 1.0 metre of 67.7 g/t gold from 317.0 metres;
•	HTD-138: 2.0 metres of 78.3 g/t gold and 0.88% copper from 272.0 metres;
•	HTD-135: 22.0 metres of 2.0 g/t gold, 1.23% copper and 2.66% zinc from 91.0 metres; and
•	HTD-129: 21.0 metres of 4.3 g/t gold and 0.63% copper from 74.0 metres.

Russian Old Workings Zone

•	HTD-139: 21.0 metres of 2.9 g/t gold and 0.25% copper from 360 metres including:
o	6.0 metres of 6.0 g/t gold and 0.49% copper and 3.0 metres of 5.3 g/t gold; and
•	HTD-127: 1.0 metre of 45.5 g/t gold from 17.0 metres.

Figure 1: Geology map and drill hole locations

HTD-143
9.5 m @ 49.6 g/t Au, 0.4 % Cu
Inc. 6.0 m @ 76.6 g/t Au, 0.4 % Cu
HTD-140
1.0m @ 67.7 g/t Au
MAIN DEPOSIT
HTD-144
38.2m @ 4.2 g/t Au, 0.8 % Cu
Inc. 12.8m @ 11.6 g/t Au, 1.7 % Cu
HTD-143
HTD-149
HTD-144
SOUTH DEPOSIT
HTD-138
2.0m @ 78.3 g/t Au, 0.9 % Cu
HTD-129
21.0m @ 4.3 g/t Au, 0.6 % Cu
HTD-135
HTD-145
HTD-135
22.0m @ 2.0 g/t Au, 1.2 % Cu, 2.7 % Zn
AR 201200321
IR20050853
HTD-139
21.0m @ 2.9 g/t Au, 0.3 % Cu, 0.5 % Zn
Inc. 6.0m @ 6.0 g/t Au, 0.5 % Cu, 0.6 % Zn &
Inc. 3.0m @ 5.3 g/t Au
RUSSIAN
OLD WORKINGS
HTD-150
HTD-139
HTD-127
1.0m @ 45.0 g/t Au
739800
740000
740200
740400
740600
740800
741000
741200
4542800
4542600
4542400
4542200
4542000
4541800
4541600
4541400
4541200
4540800
LEGEND
Soil Anomaly Legend
>100 ppb Au
>500 ppm Cu
Rock Sample (Au ppm)
Mineralized Zone
Open Pit Border
Au-Cu Mineralization
High - Tension Line
ARTMiN
MADENCILIK
SCALE: A3
DATE: 11.08.2017
HOT MADEN
COMPILATION MAP

The Hot Maden Pre-feasibility study is expected to be released in early 2018 and project engineering, mine design, metallurgical testwork and environmental studies are in progress.  For complete drill results and QA/QC information see the appendix of this news release.

Sandstorm has a  30% profits interest and a 2% net smelter returns (“NSR”) royalty on the Hot Maden project.

—  Normal Course Issuer Bid Update

Since the closing of the acquisition of Mariana Resources Limited announced on July 3, 2017, Sandstorm has acted on its stated intention to repurchase shares of the Company under the NCIB. Approximately 3.3 million shares have been repurchased since July and Sandstorm may purchase up to a maximum of 7.6 million shares under the current NCIB program.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

—  Black Fox Sold to McEwen Mining

McEwen Mining Inc. (“McEwen”) announced that it has signed a binding definitive agreement with Primero Mining Corp. to acquire the Black Fox Complex in Timmins, Ontario for US$35 million. McEwen is a proven mine operator with a strong balance sheet and the transaction represents an increase in counterparty strength with respect to Sandstorm’s gold stream on the Black Fox mine.

With McEwen’s acquisition of Black Fox, 79% of Sandstorm’s 2017 gold equivalent ounces are expected to come from mines operated by major and mid-tier companies and by 2022 production from majors and mid-tiers is estimated to account for 97% of the Company’s attributable production.

For more information visit the McEwen website at www.mcewenmining.com and see the press release dated August 29, 2017.

Sandstorm has a gold stream agreement to purchase 8% of the gold produced from Black Fox at an ongoing cost of US$531 per ounce.

—  Metanor Intersects 7.1 g/t Gold Over 8.2 Metres in Shear Zone at Barry

Metanor Resources Inc. (“Metanor”) provided an update on its ongoing surface drilling program at the Barry project located in the Urban-Barry camp in Québec, Canada. The focus of the program has been to verify the extension of several gold bearing shear zones identified below and outside the Barry pit area. Five parallel shear zones have been identified and are now showing continuity over 600 metres along strike and 400 metres vertically while remaining open along strike and at depth. Highlights of the drill intercepts in the quartz-pyrite veins associated with the shear zones include:

•	MB-17-83: 9.0 metres of 4.8 g/t gold from 313.0 metres;
•	MB-17-88: 7.2 metres of 6.2 g/t gold from 473.4 metres;
•	MB-17-99: 8.2 metres of 7.1 g/t gold from 389.3 metres; and
o	5.5 metres of 9.4 g/t gold from 487.0 metres

The upcoming phase of the drill campaign at the Barry project will continue to focus on identifying and extending more high-grade shear zones and two drill rigs are currently on site.

Metanor estimates the mineralized intercepts true thicknesses are 65% to 75% of the drill core intercepts reported. For more information and for complete drill results visit the Metanor website at www.metanor.ca and see the press release dated August 28, 2017.

Sandstorm has a 0.5%-1.0% NSR royalty on the Barry property.

— Erdene Intersects 40 Metres of 3.3 g/t Gold and 72 Metres of 1.6 g/t Gold in Step-Out Drilling North of Midfield Zone at Bayan Khundii

Erdene Resource Development Corp. (“Erdene”) released additional assay results from the ongoing 2017 drill program at the Bayan Khundii gold project in southwest Mongolia (“Bayan Khundii”).  The drill results establish greater confidence in the continuity of gold mineralization within and north of the Midfield Zone at Bayan Khundii and add to the size potential of the asset. Step-out drilling north of the Midfield Zone returned several high grade intersections including:

•	BKD-179: 40.0 metres of 3.3 g/t gold from 106.0 metres, including 9.0 metres of 12.5 g/t gold, 165.0 metres north of the Midfield Zone;
•	BKD-178: 71.6 metres of 1.6 g/t gold from 136.5 metres, including 19.0 metres of 4.6 g/t gold, 80.0 metres north of the Midfield Zone; and
•	BKD-182: 39.0 metres of 2.1 g/t gold from 70.0 metres, including 9.0 metres of 8.2 g/t gold, 200.0 metres north of the Midfield Zone.

Erdene has completed a total of 15,808 metres in 86 drill holes at Bayan Khundii in 2017 for a total of 27,574 metres in 182 drill holes since the first hole was drilled in Q4 of 2015. For the remainder of the third of fourth quarters Erdene’s drilling program will be focused on further delineation of newly discovered high-grade mineralization encountered during the exploration program in the first half of the year and exploring a series of geophysical and geochemical targets within the larger 2.0 kilometre by 1.8 kilometre Bayan Khundii target area. Three drill rigs are operational.

In addition to the on-going Bayan Khundii drill program, Erdene will complete regional drilling between Bayan Khundii and its Altan Arrow gold-silver project, located 3.5 kilometres north of Bayan Khundii. Erdene has also designed a follow-up drill program for its neighboring Altan Nar gold-polymetallic project, located 16 kilometres northwest of Bayan Khundii. This program will include testing of newly defined geophysical targets and completion of step-out drilling in areas adjacent to its previously reported NI 43-101 mineral resource estimate at Altan Nar. It is anticipated that a revised resource estimate at Altan Nar and a maiden resource estimate for Bayan Khundii will be completed in 2018.

Erdene also entered into an agreement to acquire an initial 51% interest in the Ulaan exploration license, adjacent to the high-grade Bayan Khundii gold project, with the option to acquire up to 100%. The Ulaan exploration license covers approximately 1,780 hectares and is located immediately west of Erdene’s Bayan Khundii and Altan Arrow gold projects. Sandstorm’s royalty agreement includes a five kilometre area of interest that covers a large portion of the newly acquired license.

Reported intervals are not true width. At this time there is insufficient data with respect to the shape of the mineralized system to calculate true orientations in space. They represent drill intersection widths from holes drilled at a dip of -45 to -65 degrees and oriented to the north-northeast. For more information and for complete drill results visit the Erdene website at www.erdene.com and see the press release dated August 14, 2017 and August 22, 2017.

Sandstorm has a 2.0% NSR royalty on the Bayan Khundii, Altan Nar and Altan Arrow projects.

—  Gowest Gold Advances Bradshaw Close to First Ore Zone

Gowest Gold Ltd. (“Gowest”) has reported progress on the 30,000 tonne bulk sample program at the Bradshaw gold deposit in Ontario, Canada. The Gowest mining team has advanced the underground development to more than 350 metres and it is anticipated that the first mineralized zone will be reached during the third quarter of 2017. Gowest expects to ship the first ore to the Redstone mill in Q4 2017 and the gold concentrate will then be shipped to a refinery for final processing.

The Redstone mill is located just south of the Bradshaw gold deposit and has the capacity to process 1,500 tonnes of ore per day. Gowest entered into an agreement with Northern Sun Mining Corp. to acquire a 50% interest in the Redstone mill.

For more information visit the Gowest website at www.gowestgold.com and see the press release dated August 21, 2017.

Sandstorm has a 1.0% gross smelter returns royalty over Gowest’s North Timmins Gold Project which includes the Bradshaw gold deposit.

—  Tower Resources Releases Further Step-Out Drill Results from  Rabbit North

Tower Resources Ltd. (“Tower”) reported additional drill results from the Rabbit North project in British Columbia, Canada. The 2017 diamond drill program has returned long intervals of porphyry related copper and gold mineralization. Highlights include:

•	RN017-018: 0.19% copper and 0.16 g/t gold (0.29% CuEq) over 280.2 metres starting from 39.0 metres, including:
o	0.35% copper and 0.27 g/t gold (0.54% CuEq) over 88.3 metres from 158.3 metres;
o	0.54% copper and 0.28 g/t gold (0.73% CuEq) over 27.6 metres from 219.0 metres; and
o	1.71% copper and 0.97 g/t gold (2.38% CuEq) over 3.9 metres from 111.3 metres.

The road-accessible Rabbit North project comprises approximately 16,400 hectares in the infrastructure-rich copper and gold porphyry belt of southern British Columbia. The producing New Afton copper and gold mine is approximately 14 kilometres east of the main Rabbit North targets and the Highland Valley Copper Mine operated by Teck Resources Ltd. is located 28 kilometres to the west.

True widths have not been determined. Width refers to drill hole intercept. For more information and complete drill results, visit Tower’s website at www.towerresources.ca and view the press dated September 5, 2017.

Sandstorm holds a 2% NSR on Tower’s Rabbit North, Nechako Gold, and More Creek properties.

—  APPENDIX

All assay data was provided to Sandstorm from Lidya Madencelik.  Most samples are 1.0 or 2.0 metres in width. Drill hole intercepts are not true thicknesses.  The following drill intercepts were calculated using a 0.3 g/t Au, 1.0% Cu, or 2.0% Zn+Pb cut-off grade. The minimum reported interval is 2.0 metres @ 1.0 g/t Au, 1.0% Cu, or 2.0% Zn+Pb.  Intercepts may include one sample interval of internal dilution and one interval of adjacent dilution.

South Zone: HTD-144 (TD: 318.0m)

Drill hole HTD 144 was drilled to the east within the current South Zone resource (Technical Report - PEA dated March 1, 2017).  The hole intercepted the west dipping gold and copper mineralized zone hosted in the dacite breccia unit.  The upper intercept is on the west side of the main N-S trending fault zone (91.8-130.0 m).  A second intercept containing high grade zinc + lead mineralization, with lower gold values was intersected the east side of the fault, hosted in volcanic sediments (142.0-204.0 m).

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 1875 N	91.80	130.00	38.20	4.20	0.79	-	-	90	54
including	96.00	108.80	12.80	11.56	1.69	-	-
	142.00	204.00	62.00	0.34	-	1.01	3.18

South Zone: HTD-143 (TD: 598.2m)

Drill hole HTD 143 was drilled to the east within the South Zone resource. Three narrow zones of gold mineralization occur within dacite breccia, associated with quartz veining (265.0, 287.0, and 318.0 m). Gold mineralization starting at 403.0 metres is hosted by andesitic volcanics within a zone of quartz+/anhydrite veining.  High grade gold mineralization with copper starting from 460.0 metres occurs in altered andesitic volcanics with quartz+/anhydrite veining at the contact with a second unit of dacite breccia.

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 2025 N	265.00	268.00	3.00	6.13	-	-	-	90	67
	287.00	288.00	1.00	5.18	-	-	-
	403.00	419.00	16.00	1.97	-	-	-
	460.00	469.50	9.50	49.58	0.39	-	-
including	461.00	467.00	6.00	76.63	0.47	-	-

South Zone: HTD-140 (TD: 492.0m)

Drill hole HTD 140 was drilled to the east, below the South Zone which consists of a three stacked, west dipping gold zones.  The hole extends the mineralized zone about 40.0 metres down dip to the west. Gold and copper zones are hosted within dacite breccia and andesitic volcanic rocks within zones of quartz +/ anhydrite veining.  The highest gold value (67.7 g/t) occurs within dacite breccia with quartz veining.

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 2000 N	285.00	288.30	3.30	2.91	0.54	-	-	90	65
	317.00	318.00	1.00	67.70	-	-	-
	384.00	386.00	2.00	5.58	0.56	-	-
	394.00	395.00	1.00	9.77	1.49	-	-
	403.00	407.00	4.00	2.30	0.34	-	-
	446.50	454.00	7.50	-	1.27	-	-

South Zone: HTD-138 (TD: 450.0m)

Drill hole HTD 138 was drilled to the east within the South Zone.  The hole intercepted numerous gold and copper zones that occur with quartz vein/stockwork zone hosted in dacite breccia.

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 1925 N	13.40	15.40	2.00	3.70	0.35	-	-	90	70
	119.00	120.00	1.00	2.79	-	-	-
	246.00	247.00	1.00	5.81	2.75	-	-
	272.00	274.00	2.00	78.30	0.88	-	-
	288.00	290.00	2.00	-	4.26	-	-
	320.00	332.00	12.00	3.08	0.27	-	-
	348.00	350.00	2.00	-	5.20	-	-
	366.00	369.00	3.00	4.80	0.63	-	-
	446.00	447.00	1.00	-	4.11	-	-

South Zone: HTD-135 (TD: 285.0m)

Drill hole HTD 135 was drilled to the east, near the south end of the South Zone.  The hole intersected significant near surface mineralization. High grade Zn with lower Cu, Pb, and Au occurs in a 0.5 metre wide fault zone cutting dacite breccia. Zn rich and Au rich zones occur in stockwork vein zones hosted in dacite breccia and volcanic sediments.

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 1750 N	20.30	22.00	1.70	0.84	0.41	1.68	21.87	90	64
	78.00	84.00	6.00	-	-	-	2.44
	91.00	113.00	22.00	1.98	1.23	-	2.66
	120.00	126.00	6.00	0.26	-	-	3.31
	148.00	150.00	2.00	-	-	-	3.66

South Zone: HTD-129 (TD: 201.0m)

Drill Hole HTD 129 was drilled to the east, in the southeast area of the South Zone. The hole demonstrates the dramatic contact between gold and copper mineralization hosted in quartz vein zones within the dacite breccia on the west side, with volcanic sediment-hosted zinc+lead mineralization to the east. The contact is sharp at 95.0 metres. High grade zinc mineralization also occurs in narrow zones in the west size (51.0 m).

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 1875 N	51.00	53.00	2.00	-	-	-	3.84	90	39
	74.00	95.00	21.00	4.28	0.63	-	-
	95.00	121.00	26.00	-	-	-	1.10
including	95.00	100.00	5.00	0.46	-	-	1.41
including	104.00	110.00	6.00	-	-	-	1.31
including	118.00	121.00	3.00	-	-	-	3.81

Russian Old Workings Zone: HTD-139 (TD: 441.0m)

The Russian Old Workings Zone is located 1.0 km south of the southern end of the South Zone. This area contains the historic copper mines that were operated by Russian miners prior to 1920.  The geology is significantly different from the South Zone, because it contains what is believed to be the youngest rocks on the property. Drill hole HTD 139 was drilled to the east and intercepted zinc with low grade gold values in quartz veins, hosted by andesitic volcanic rocks (150m, 164m). After passing into the rhyodacite volcanics at 280 metres (interpreted to be part of the flow-dome complex) the hole intercepted high grade gold in structurally controlled jasper-quartz veins and quartz veins, with elevated copper and zinc. This is significant because it demonstrates that significant gold mineralization was introduced into the youngest rocks.

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 0750 N	150.00	152.00	2.00	0.52	-	-	2.44	90	60
	164.00	166.00	2.00	0.53	-	-	2.66
	360.00	381.00	21.00	2.94	0.25	-	0.51
including	361.00	367.00	6.00	6.03	0.49	-	0.59
including	369.00	372.00	3.00	5.32	-	-	-

Russian Old Workings Zone: HTD-127 (TD: 471.0m)

Drill hole HTD 127 was drilled to the south, attempting to evaluate some of the historic workings. The hole penetrated variably altered andesitic volcanic rocks on the west side of the main structural zone. It intersected five high grade zinc veins with elevated gold+/ copper and one high grade gold only vein structure. This hole stayed within the older volcanic package, west of the rhyodacitic flow-dome complex.

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Cu %	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 0800 N	17.00	18.00	1.00	45.50	-	-	-	160	74
	117.00	120.00	3.00	0.86	-	-	4.22
	125.00	127.50	2.50	1.26	-	-	3.45
	144.00	145.50	1.50	0.64	0.39	-	10.80
	202.00	203.00	1.00	-	-	-	4.55
	208.00	209.00	1.00	0.43	-	-	7.09

QA/QC

Hot Maden mineralized intervals presented in this press release are drill intersection widths and may not represent true widths of mineralisation. Drill core obtained from the diamond drill program was dominantly HQ-sized core with the remainder being PQ-sized core. All drill core was photographed and quick logged prior to sampling. Standard sampling protocol involved the halving of all drill core and sampling over generally 1 metre intervals in clearly mineralized sections or 2.0 metre intervals elsewhere, with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis. Samples have been analysed at ALS Laboratories’ facility in Izmir, western Turkey. All samples have been analysed for gold using a 30 gram Fire Assay with AAS finish (or Screen Fire Assay for higher grade samples), in addition to a 32 element ICP-AES analysis of an aqua regia digest. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted in to the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples.

Reference: NI-43-101 Technical Report: PEA Hot Maden Gold Copper Project, Artvin Province, Turkey; March 1, 2017; McDiarmid, J. et al., RungePincockMinarco.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101.    He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178